111 Sutter Street
22nd Floor
San Francisco, CA 94104
PH 415.593.5400
FAX 415.362.7233
www.prosper.com

August 2, 2011

Via Facsimile and U.S. Mail

Christian Windsor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:          Prosper Marketplace, Inc.
Post-Effective Amendment No. 10 to Registration Statement on Form  S-1
File No. 333-147019

Dear Mr. Windsor:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper”), we are providing the following responses to the comment letter dated July 15, 2011 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Prosper’s Post-Effective Amendment No. 10 to the Registration Statement on Form S-1 (“Amendment No. 10”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.  The following provides the Staff our responses to the comments made in connection with Amendment No. 10.

General

1.
We note recent press reports that a private equity investor has committed to fund $150 million of loans on your platform. Please tell us about the current status of any agreement with larger purchasers to fund large amounts of notes on your platform. Please clarify how you determined that this commitment is not the entry into a material agreement, or concluded that an 8-K was not otherwise required.

Response:  Prosper has not entered into any agreements with large purchasers that obligate them to purchase any amount of Notes on Prosper’s platform.  We believe that this comment relates to statements made by one of our executive officers relating to an agreement we entered into pursuant to which we committed to give discounts to a potential purchaser if it purchases at least $30 million in Notes on our platform.  The statements at issue expressed hope that the agreement would incentivize the other party to make substantial purchases of Notes on Prosper’s platform.  The agreement at issue does not, however, obligate the other party to buy any Notes on the platform and has only resulted in the purchase of approximately $3,000,000 in loans on our platform.  Based on these facts, we respectfully submit that the agreement is not material under Item 1.01 of Form 8-K or Item 601 of Regulation S-K on the basis that it was made in the ordinary course of business, is the kind of contract that ordinarily accompanies the kind of business that we operate and is not a contract upon which our business is substantially dependent.

2.
In your response letter dated May 20, 2011, you indicate that you have issued warrants in connection with your “promotional activities.” Please provide us with expanded analysis explaining how you concluded that the promotion was not the offer and sale of securities, given that investors needed to purchase more than $250,000 in notes in order to receive the warrants. Revise your risk factors to discuss your potential liability for unregistered offerings of securities, including the potential impact of your settlement and order from the Commission.

Response:  As noted in our letters to the Staff dated April 6, 2011 and May 20, 2011, in January 2011, we inadvertently distributed a promotional e-mail to a large number of our lender members that we only intended to distribute to a small number of our largest lender members. In this e-mail, we indicated that we would distribute warrants to purchase Prosper common stock to lenders who invested at least $250,000 in Notes between January 10, 2011 and February 28, 2011.  This communication was a permitted free writing prospectus (not a free writing prospectus under Rule 433) that was accompanied by a statutory prospectus under the Securities Act and related to the offer and sale of the Notes that were being promoted in the e-mail.   Since the Notes being offered in the e-mail were registered under the Securities Act, Prosper does not have any potential liability for the offer and sale of such Notes.

The warrants that Prosper ultimately distributed in connection with this promotion did not involve the payment of consideration.  Instead, as discussed in the prior response, in order to avoid creating a customer relations issue, and because we felt that it was the honorable course of action, we decided to grant warrants to two of our lender members who purchased Notes following our distribution of the promotional email in amounts sufficient to qualify for warrant grants under the terms described in the email if we had not been discontinued our promotion. Both of these individuals were among our largest lenders prior to the promotional e-mail and have continued to be among our largest lenders since the promotional e-mail.  While we believe that the distribution of these warrants neither involved a “contract of sale” nor the “disposition of a security or interest in a security, for value” because we did not distribute the warrants under any contractual obligation, we acknowledge that Section 2(a)(3) of the Securities Act suggests that a sale may be involved if a security is “given or delivered with, or as a bonus on account of, any purchase of securities or any other thing.”

Treating the issuance as a sale, we believe that Prosper incurred no liability in connection with such sale, and any liability that Prosper could have incurred in connection with the distribution is immaterial.  We believe this is the case for two reasons:  first, the warrants were only issued to accredited investors under circumstances that we believe would qualify the distribution as a private placement under Section 4(2) of the Securities Act.  In this regard, as noted in previous responses, each of these lender members has certified to us that they meet the definition of an accredited investor under Regulation D, and each has had access to the information that would otherwise be provided in a registered offering through our periodic reports as well as our prospectus. Moreover, notwithstanding the fact that the e-mail could be viewed as involving a general solicitation, we imposed a cooling off period on the promotion and did not send additional e-mails regarding the terminated promotion after the erroneous e-mail.  We believe that this cooling off period, coupled with the fact that the lenders had been purchasing Prosper Notes in significant amounts before the promotional e-mail, mitigates any potential impact that the erroneous e-mail has on whether the distribution of the warrants involved a general solicitation.

Second, the lender members who received the warrants paid no consideration for them. Accordingly, the principal remedy available to such lender members under the Securities Act, rescission of the “sale” of the warrants, would result in no material liability to Prosper since there is no consideration that they paid for such warrants.

Although we do not believe that the distribution at issue involved a sale or that such distribution results in material liability to Prosper, we propose to include the following risk factor to address the Staff’s comment:

Activities by Prosper in connection with the offer and sale of securities on its platform could result in potential violations of federal securities law and result in material liability to Prosper.

Our business is subject to federal and state securities laws that may limit the kinds of activities in which we may engage and the manner in which we engage in such activities.  For example, changes to the manner in which we offer and sell Notes or other securities on our platform could be viewed by the SEC or a state securities regulator as involving the creation or sale of new, unregistered securities.  In such circumstances, the failure to register such securities could subject us to liability and the amount of such liability could be meaningful.  Further, as noted previously we previously entered into a settlement with the SEC and consented to the entry of a Cease and Desist order that requires that we cease and desist from committing or causing any violations or any future violations.  The failure to comply with this order could result in material civil or criminal liability, which could materially adversely impact our business.

Post Effective Amendment No. 10 filed June 21, 2011

Does Prosper or WebBank participate in the platform as a lender member? p. 15

3.
According to your explanatory note, you have filed Post Effective Amendment No. 10 in order to reflect “Prosper’s potential participation on the platform” and yet this Q&A says that Prosper will not participate in the platform as a lender. Please reconcile this disclosure.

Response: In response to this comment, we have modified the Q&A to reflect the fact that we now intend to participate in the platform as a lender.

Risk Factors, page 22

4.
Add a risk factor that discusses the significant conflicts of interests that will exist if Prosper, or its insiders, participate in the funding of loans. Please also clarify that some of the protections of the securities laws may be difficult to enforce.

Response:  In response to this comment we have added a risk factor that discusses any conflicts of interests that could exist if Prosper participates in the funding of loans.  In drafting this risk factor, we note that our primary competitor, LendingClub, also funds loans on its platform, but has not provided any disclosure regarding any conflicts of interest raised by such activities in its SEC filings.

We do not believe the risk of our employees using non-public information when participating on our platform is material to our lender members.  We believe the opportunities available to our employees to profit from such information when using our platform are extremely limited.

There is some borrower information that we do not make public.  For example, to protect the privacy of our borrowers, we do not allow our lender members to view personally-identifiable information concerning them, such as their names and addresses. But we do not believe this information is material to the creditworthiness of such borrowers.  We also don’t make public the documentation our borrowers submit to us for verification purposes.  But we believe the materiality of this information is uncertain at best.  Our verification processes are risk-based, which means that listings that pose more risk are generally subject to more extensive verification.  Therefore, it is difficult to make clear inferences regarding the creditworthiness of one listing relative to another based on the verification documentation we receive with respect to either one.

Finally, the structure of our platform further limits the opportunities available to our employees to profit from nonpublic borrower information.  We set the prices of all Notes on our primary platform, so the value of any informational advantage for lender members is inherently more limited.  And on the Note Trading Platform, all participants have access to the payment history of each Note listed for resale, which is far and away the most significant piece of information in determining the correct value of any such Note.

Nevertheless, because the integrity of our platform is of paramount importance to us, we require all of our employees to enter into an At Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement (the “Employee Agreement”) on commencing their employment with us.  Section 8 of the Employee Agreement requires the employee to adhere to our Conflict of Interest Guidelines, which are attached to the Employee Agreement as Exhibit D-1.  The Conflict of Interest Guidelines provide that the employee may not use information that is not available publicly on the web site when participating on our platform.  Penalties under the Employee Agreement for failure to adhere to the Conflict of Interest Guidelines include termination of employment.

Because the opportunities for our employees to use non-public information to their benefit when trading on our platform are so limited, and in light of the express prohibition we place on any such activity under the Employee Agreement, as well as the severe nature of the penalties triggered by any violation of that prohibition, we do not believe the risk of our employees misusing our non-public information on our platform is material to our lender members.

The risk factor we have added regarding potential conflicts of interest relating to Prosper’s participation on the platform is as follows:

Participation in the funding of loans could be viewed as creating a conflict of interest.

As is the practice with other peer-to peer lending companies, including our competitor, LendingClub, from time to time, Prosper may fund portions of qualified loan requests on its platform and hold any Notes it purchases as a result of such funding for its own account.  Even though Prosper will participate in loans on its platform under the same terms and conditions and through the use of the same information that is made available to other potential lenders on the platform, Prosper’s funding of a loan may be perceived as involving a conflict of interest.  For example, Prosper’s funding of a loan may cause the loan to fund, and in some cases, fund faster, than it would fund in the absence of Prosper’s participation, which could benefit Prosper to the extent that it ensures that Prosper generates the revenue associated with the loan.

Determining Estimated Loss Rates, page 54

5.
Revise your disclosure to discuss the variances between your predicted loss rates and your actual loss rates for seasoned loans. Discuss the actual variances observed during each of your monthly re-evaluations of your loss rates, as described in your response letter dated May 20, 2011. Also, provide us with your analysis as to how you concluded that the variances, between your actual loss experience and your estimate included in your disclosure and on your website, did not require revision.

Response:  In response to this comment, we have revised the disclosure to discuss (i) the variances between our predicted loss rates and actual loss rates and (ii) the process by which we review and analyze any such variances and make any adjustments we deem appropriate.

Purchase of Notes by Prosper or Related Parties, page 76

6.	Please tell us whether Prosper will participate in the Note Trader platform. If so, what notice, if any, will be given to other lender members that Prosper intends to sell or has sold its portion.

Response: Prosper will not participate in the Note Trader Platform.

7.
We note the measures you have in place to deter employees trading on non-public information. It is unclear from your disclosure whether employees that have access to confidential information, whether verification data or personal data about the borrower members, are allowed to participate on the platform at all. It seems that personal data, such as a borrower member’s true address, would be material non-public information.

Response: Please see our response to comment 4 above.

*           *           *           *           *           *           *

    In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Sachin Adarkar
Sachin Adarkar General Counsel